Exhibit 10.58

September 24, 2015

Mr. Michael Bourque

8 Centennial Dr.

Peabody, MA 01960

Re:	Retention Bonus

Dear Mike:

On behalf of Analogic Corporation (“Analogic,” or the “Company”), I would like to thank you for your ongoing service as our Interim CFO. In connection with your continuing service in support of our Company’s goals, I am pleased to offer you the following retention bonus:

Grant Date:	September 10, 2015
Retention Bonus:	$50,000
Vesting Date:	September 10, 2016

The terms of your retention bonus, including provisions relating to vesting and payment, are described more fully in the Attached Exhibit A – General Terms and Conditions, which is attached to and incorporated by reference in the letter agreement.

To indicate your acceptance of the retention bonus and your agreement with its terms, please sign and date where indicated below and return a copy of this letter agreement to me.

Thank you for your continued service on behalf of Analogic as we continue to advance our Company’s goals.

ANALOGIC CORPORATION	MICHAEL J. BOURQUE

/s/ James W. Green	/s/ Michael J. Bourque
President and CEO September 24, 2015	Vice President and Interim CFO September 24, 2015

Analogic Corporation

Cash Retention Bonus

Exhibit A – General Terms and Conditions

1. Grant of Retention Bonus. The Company has granted to you, subject to the terms and conditions set forth in this Agreement, a cash retention bonus in the amount set forth on the cover page of this Agreement (the “Retention Bonus”).

2. Vesting of Retention Bonus and Payment.

(a) General. Subject to the other provisions of this Section 2, the Retention Bonus will vest on the vesting date shown on the cover page of this Agreement (the “Vesting Date”). Subject to Section 4, the Retention Bonus will be paid to you in one lump sum payment as soon as reasonably practicable following the Vesting Date. In no event shall the Retention Bonus be paid later than the later of (i) 2 1/2 months after the end of the Company’s tax year in which the Vesting Date occurs; and (ii) 2 1/2 months after the end of your tax year in which the Vesting Date occurs.

(b) Employment Termination.

(1) If you cease to be employed by the Company as a result of your (i) termination by the Company without Cause (as defined below); (ii) death; or (iii) Disability (as defined below), in each case prior to the Vesting Date, then the Monthly Pro Rata Retention Bonus (as defined below) shall vest as of such employment termination. The “Monthly Pro Rata Retention Bonus” shall mean (i) the Retention Bonus multiplied by (ii) a fraction, the numerator of which is the number of full months elapsed since the Grant Date and the denominator of which is the number of months between the Grant Date and the Vesting Date. Any unvested portion of the Retention Bonus (after giving effect to the vesting of the Monthly Pro Rata Retention Bonus) shall be automatically forfeited as of such employment termination. For purposes of this Agreement, employment with the Company shall include employment with a parent or subsidiary of the Company, or any successor to the Company.

(2) If you cease to be employed by the Company as a result of the termination of your employment by the Company for Cause or as a result of your voluntary resignation prior to the Vesting Date, your Retention Bonus shall be automatically forfeited as of such employment termination.

(c) Notwithstanding anything herein to the contrary, no payment made to you pursuant to Section 2(b)(1) on account of the termination of your employment with the Company shall be delivered unless such termination constitutes a “separation from service” within the meaning of Section 409A of the Code (a “Separation from Service”). To the extent that the termination of service under Section 2(b)(1) is not a Separation from Service, then the amount to be paid pursuant to such Section shall be held by the Company or its successor until a Separation from Service occurs and shall be paid to you within 30 days thereafter. The determination of whether a Separation from Service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this Section 2(c), “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

(d) Section 409A. Any payments made pursuant to this Agreement shall be paid at the time set forth herein and shall not be accelerated or deferred by either the Company or the Participant except to the extent permitted or required by Section 409A of the Code. Each payment due under the Agreement that would, absent this section, be paid within the six-month period following your Separation from Service shall, to the extent that the payment constitutes “deferred compensation” subject to Section 409A of the Code and that you are a “specified employee” at the time of such termination, not be paid until the date that is six months and one day after such Separation from Service (or, if earlier, your death). The determination of whether you are a “specified employee” at the time of a Separation from Service shall be made in accordance with Treasury Regulation Section 1.409A-1(i). The Company makes no representation or warranty and shall have no liability to you or to any other person if any of the provisions of the Agreement are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.

(e) Definitions.

(1) For purposes of this Agreement, “Cause” shall mean any intentional dishonest, illegal, or insubordinate conduct which is materially injurious to the Company or a subsidiary, or a breach of any provision of any employment, nondisclosure, non-competition or similar agreement between the Participant and the Company.

(2) For purposes of this Agreement, “Disability” shall mean a disability that entitles the Participant to receive benefits under a Company-sponsored disability program. If no program is in effect for the Participant, Disability will apply if the Participant has become totally and permanently disabled within the meaning of Section 22(e)(3) of the Code.

3. Withholding Taxes. Payments of all amounts due hereunder will be subject to withholding of federal, state, local or other income or employment tax amounts or any other amount required by law.

4. Miscellaneous.

(a) No Rights to Employment. You acknowledge and agree that the Retention Bonus and its vesting pursuant to Section 2 do not constitute an express or implied promise of continued employment for the vesting period, or for any period.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this Agreement.

(c) Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the internal laws of the Commonwealth of Massachusetts, without regard to any applicable conflict of law principles.

(d) Interpretation. The interpretation and construction of any terms or conditions of this Agreement by the Compensation Committee shall be final and conclusive.

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